Exhibit 99.47

Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2019 and 2018

Canadian dollars

ORLA MINING LTD.
Consolidated Balance Sheets
(Thousands of Canadian dollars)

	September 30	December 31
	2019	2018
ASSETS
Current assets
Cash and equivalents	$5,133	$16,686
Accounts receivable	132	385
Prepaid expenses	44	206
	5,309	17,277
Restricted cash and reclamation deposits	665	205
Value added taxes recoverable	1,371	849
Property, plant, and equipment (note 6)	368	344
Exploration and evaluation assets (note 5)	164,112	169,282
TOTAL ASSETS	$171,825	$187,957

LIABILITIES
Current liabilities
Accounts payable (note 7)	$489	$1,743
Lease obligation (note 8)	30	—
Accrued liabilities	1,500	1,916
	2,019	3,659
Lease obligation (note 8)	65	—
Newmont loan (note 9)	11,834	6,103
Site closure provisions	722	745
TOTAL LIABILITIES	14,640	10,507

SHAREHOLDERS' EQUITY
Share capital	206,059	201,077
Reserves	28,120	25,960
Accumulated other comprehensive loss (gain)	(8)	4,797
Accumulated deficit	(76,986)	(54,384)
TOTAL SHAREHOLDERS' EQUITY	157,185	177,450
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$171,825	$187,957

Nature and continuance of operations (note 1)

Events after the reporting period (note 16)

Authorized on November 12, 2019 by the Board of Directors.

/s/ David Stephens	/s/ Jason Simpson
David Stephens, Director	Jason Simpson, Director

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Loss
(Thousands of Canadian dollars, except per-share amounts)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
	restated note 4		restated note 4
EXPLORATION AND EVALUATION EXPENSES (note 5)
Assays and analysis	$54	$381	$213	$858
Drilling	386	1,120	1,358	2,265
Geological	378	989	1,675	3,278
Engineering	251	172	1,993	373
Environmental	283	131	706	222
Community and government	1,400	286	1,867	809
Land and water use, claims and concessions	1,217	2,154	4,302	4,212
Project management	50	63	174	170
Project review	35	48	153	124
Site activities	501	875	1,682	2,428
Site administration	229	823	1,679	2,041
	4,784	7,042	15,802	16,780

GENERAL AND ADMINISTRATIVE EXPENSES
Office and administrative	127	144	506	378
Professional fees	223	79	496	417
Regulatory and transfer agent	39	19	126	73
Salaries and benefits	556	422	1,670	886
	945	664	2,798	1,754

OTHER EXPENSES (INCOME)
Depreciation	34	34	96	100
Share based payments	758	601	2,918	2,920
Interest income	(21)	(134)	(113)	(337)
Interest expense on lease obligations	2	—	3	—
Change in value of Newmont loan (note 9)	638	153	1,071	318
Foreign exchange loss (gain)	(1)	10	23	(142)
Other	—	—	4	—
	1,410	664	4,002	2,859
LOSS FOR THE PERIOD	$7,139	$8,370	$22,602	$21,393
Weighted average number of common shares outstanding (millions)	185.1	179.2	181.4	176.0
Loss per share - basic and diluted	$0.04	$0.05	$0.12	$0.12

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Comprehensive Loss
(Thousands of Canadian dollars, except per-share amounts)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
	restated note 4		restated note 4
LOSS FOR THE PERIOD	$7,139	$8,370	$22,602	$21,393
OTHER COMPREHENSIVE LOSS (INCOME)
Items that may in future periods be reclassified to profit or loss
Foreign currency differences arising on translation of foreign operations	(638)	(333)	4,805	(4,456)
TOTAL COMPREHENSIVE LOSS	$6,501	$8,037	$27,407	$16,937

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.
Consolidated Statements of Cash Flows
(Thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
Cash flows provided by (used in):	2019	2018	2019	2018
		restated note 4		restated note 4
OPERATING ACTIVITIES
Net income (loss) for the period	$(7,139)	$(8,370)	$(22,602)	$(21,393)
Adjustments for items not affecting cash:
Depreciation	34	34	96	100
Share based compensation	758	596	2,918	2,920
Loan proceeds received in excess of fair value credited to exploration expense (note 9)	(757)	(766)	(1,707)	(2,585)
Change in value of Newmont loan (note 9)	638	149	1,071	306
Exploration expenses paid via issuance of common shares	—	—	65	—
Changes in non-cash working capital:
Accounts receivable	(36)	6	253	97
Prepaid expenses	30	47	162	182
Accounts payable and accrued liabilities	(220)	(99)	(1,670)	(111)
Cash used in operating activities	(6,692)	(8,403)	(21,414)	(20,484)

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net of issuance costs	3,939	—	4,288	29,171
Advances received on the Newmont loan (note 9)	3,186	3,011	6,742	6,928
Share issuance costs	(111)	—	(128)	—
Cash payments against lease obligations	(7)	—	(20)	—
Cash provided by financing activities	7,007	3,011	10,882	36,099

INVESTING ACTIVITIES
Purchase of equipment	(7)	(108)	(13)	(173)
Restricted cash and reclamation deposits funded	(66)	(4)	(470)	(4)
Value added taxes paid, not immediately recoverable	(173)	(238)	(564)	(508)
Cash used in investing activities	(246)	(350)	(1,047)	(685)

Effects of exchange rate changes on cash	33	(61)	26	55

Net increase (decrease) in cash and equivalents	102	(5,803)	(11,553)	14,985
Cash and equivalents, beginning of period	5,031	26,930	16,686	6,142
Cash and equivalents, end of period	$5,133	$21,127	$5,133	$21,127

Cash and equivalents consist of:
Bank current accounts and cash on hand			$5,133	$21,104
Short term highly liquid investments			—	23
			$5,133	$21,127

Supplemental cash flow information (note 12)

ORLA MINING LTD.
Consolidated Statements of Changes in Equity
(Thousands of Canadian dollars)

	Common shares		Reserves
	Number of shares (thousands)	Amount	Warrants	Options	RSUs, DSUs, and Bonus shares	Total	Accumulated Other Comprehensive Income	Retained earnings	Total
Balances at January 1, 2018, as previously stated	160,441	$174,436	$14,114	$4,944	$118	$19,176	$(8,840)	$(14,984)	$169,788
Effect of change in accounting policy	—	—	—	—	—	—	183	(9,487)	(9,304)
Balances at January 1, 2018, restated	160,441	174,436	$14,114	$4,944	$118	$19,176	$(8,657)	$(24,471)	$160,484
Private placement	17,581	27,803	2,964	—	—	2,964	—	—	30,767
Shares issued for debt settlement	148	207	—	—	—	—	—	—	207
Share issuance costs	—	(1,777)	—	—	—	—	—	—	(1,777)
Warrants exercised	388	64	(18)	—	—	(18)	—	—	46
Stock options exercised	657	333	—	(197)	—	(197)	—	—	136
Share based payments expensed	—	—	—	2,462	457	2,919	—	—	2,919
Loss for the period	—	—	—	—	—	—	—	(21,393)	(21,393)
Other comprehensive income	—	—	—	—	—	—	4,456	—	4,456
Balance at September 30, 2018	179,215	$201,066	$17,060	$7,209	$575	$24,844	$(4,201)	$(45,864)	$175,845

Balance at January 1, 2019	179,315	$201,077	$17,026	$8,020	$914	$25,960	$4,797	$(54,384)	$177,450
Shares issued for Monitor agreement	59	65	—	—	—	—	—	—	65
Warrants exercised	6,167	5,866	(2,042)	—	—	(2,042)	—	—	3,824
Warrants issued	—	(1,940)	1,940	—	—	1,940	—	—	—
Stock options exercised	338	897	—	(434)	—	(434)	—	—	463
Share issuance costs	—	(128)	—	—	—	—	—	—	(128)
RSUs matured and redeemed	202	222	—	—	(222)	(222)	—	—	—
Share based payments expensed	—	—	—	1,662	1,256	2,918	—	—	2,918
Loss for the period	—	—	—	—	—	—	—	(22,602)	(22,602)
Other comprehensive loss	—	—	—	—	—	—	(4,805)	—	(4,805)
Balance at September 30, 2019	186,081	$206,059	$16,924	$9,248	$1,948	$28,120	$(8)	$(76,986)	$157,185

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND CONTINUANCE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and has been continued as a federal company under the Canada Business Corporations Act since 2016. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 202, 595 Howe Street, Vancouver, Canada.

The Company is engaged in the exploration, development, and acquisition of mineral properties, and holds two material gold projects – the Camino Rojo oxide gold and silver project in Zacatecas State, Mexico, and the Cerro Quema gold project in Panama.

These unaudited condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at September 30, 2019, the Company had not advanced any of its properties to commercial production and was not able to fund day-to-day activities through operations. The Company’s continuation as a going concern is dependent upon successful results from our mineral exploration activities and our ability to attain profitable operations and generate cash or raise equity capital or borrowings sufficient to meet current and future obligations. We expect to fund operating costs of the Company over the next twelve months with cash on hand and with further equity or debt financings.

2.	BASIS OF PREPARATION

We have prepared these condensed interim consolidated financial statements in accordance with IAS 34 «Interim Financial Reporting». They do not include all the information required for full annual financial statements.

The Board of Directors approved these condensed interim consolidated financial statements for issue, on November 12, 2019.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in Canadian dollars and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2018.

In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2018.

You should read these condensed interim consolidated financial statements in conjunction with the Company’s annual audited consolidated financial statements as at and for the years ended December 31, 2018 and 2017.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

4.	CHANGES IN ACCOUNTING POLICIES DURING THE YEAR ENDED DECEMBER 31, 2018 WHICH EFFECT THE COMPARATIVE FIGURES

During the year ended December 31, 2018, we changed certain of our accounting policies. Consequently, we restated the figures presented for the comparative period (namely, the three and nine months ended September 30, 2018). A discussion of the quantitative changes respecting the three and nine months ended September 30, 2018 are presented in this note below. For a qualitative discussion of these changes in accounting policies we refer you to note 3(a) of our annual audited consolidated financial statements as at and for the years ended December 31, 2018 and 2017.

(i)	Exploration and evaluation (“E&E”) expenditures

The Company’s previous accounting policy was to capitalize exploration and evaluation expenditures. In preparation for the possible construction and operation of our mineral projects, we updated our policy with respect to such expenditures. The new policy is to expense such expenditures as incurred.

(ii)	Site-related administrative costs

The Company’s previous accounting policy was to include site-related administrative costs, professional fees, rent, administrative salaries, and travel within “general and administrative expenses”. The new policy is to present these costs within exploration expenditures.

(iii)	Site-related VAT recoverable amounts

The Company’s previous accounting policy was to include site-related value-added taxes (“VAT”) recoverable, such as Mexican IVA, within “exploration and evaluation assets”. The new policy is to present these amounts as receivables, with appropriate current and long term classification. The IVA paid upon the initial acquisition of the Camino Rojo Project continues to be carried as part of acquisition costs.

(iv)	Corporate administrative costs

As a result of the reclassifications in note (ii) above, corporate “rent”, “public and community relations”, and “travel” were trivial. Consequently, we grouped them within “office and administrative” expenses.

(v)	Effects of these changes in accounting policies

The effects of the above changes on the results of operations and cash flows are presented here:

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Three months ended September 30, 2018	Nine months ended September 30, 2018
Effect on income statement of changes in accounting policies
Exploration and evaluation expenses (“E&E”):
As originally presented	$45	$91
E&E charged to expenses, note (i)	6,997	16,689
As restated	$7,042	$16,780

Office and administration expenses:
As originally presented	$235	$667
Site-related adminstrative costs reclassified to E&E, note (ii)	(175)	(499)
Corporate public and community relations reclassifed to office and administrative (note (iv))	30	60
Corporate rent reclassifed to office and administrative (note (iv))	23	50
Corporate travel reclassifed to office and administrative (note (iv))	31	100
As restated	$144	$378

Professional fees:
As originally presented	$289	$778
Site-related professional fees reclassified to E&E, note (ii)	(210)	(361)
As restated	$79	$417

Public and community relations:
As originally presented	$125	$334
Site-related public and community relations costs reclassified to E&E, note (ii)	(95)	(274)
Corporate public and community relations reclassifed to office and administrative (note (iv))	(30)	(60)
As restated	$—	$—

Rent:
As originally presented	$38	$95
Site-related rent reclassified to E&E, note (ii)	(15)	(45)
Corporate rent reclassifed to office and administrative (note (iv))	(23)	(50)
As restated	$—	$—

Salaries and benefits:
Originally presented as management and directors’ fees	$434	$878
Originally presented as salaries and benefits	178	456
As originally presented, combined	612	1,334
Site-related salaries and benefits reclassified to E&E, note (ii)	(190)	(448)
As restated	$422	$886

Travel:
As originally presented	$77	$226
Site-related travel reclassified to E&E, note (ii)	(46)	(126)
Corporate travel reclassifed to office and administrative (note (iv))	(31)	(100)
As restated	$—	$—

Effect on cash flow statement of changes in accounting policies

Cash used in operating activities:
As originally presented	$(1,370)	$(2,962)
Site-related adminstrative costs, professional fees, rent, administrative salaries, and travel reclassified to E&E, note (ii)	730	1,752
E&E charged to expenses, note (i)	(6,997)	(16,689)
Portion of loan proceeds credited to exploration expense, note (i)	(766)	(2,585)
As restated	$(8,403)	$(20,484)

Cash used in investing activities:
As originally presented	$(7,383)	$(18,208)
Site-related adminstrative costs, professional fees, rent, administrative salaries, and travel reclassified to E&E, note (ii)	(730)	(1,751)
E&E (excluding depreciation) charged to expenses, note (i)	6,997	16,689
Portion of loan proceeds credited to exploration expense, note (i)	766	2,585
As restated	$(350)	$(685)

There were no changes in cash flows provided by financing activities.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

5.	EXPLORATION AND EVALUATION

The Company’s exploration and evaluation projects consist of the Camino Rojo Project, the Cerro Quema Project, and the Monitor Gold Project.

(a)	Camino Rojo Project

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Goldcorp Corporation’s (“Newmont”) Peñasquito Mine and consists of eight concessions covering in aggregate approximately 206,000 hectares. As currently understood, Camino Rojo is comprised of a near-surface oxide gold and silver deposit, a deeper sulphide zone containing gold, silver, zinc and lead mineralization, and a large area with exploration potential.

In November 2017, we acquired the Camino Rojo Project from Goldcorp Inc. (a predecessor company to Newmont) by:

•	issuing 31,860,141 common shares of Orla,
•	granting a 2% net smelter royalty (the “Royalty”) on the sale of all metal production from Camino Rojo, and
•	paying certain obligations, including Mexican value-added taxes, of approximately $4,923,000.

In addition, the Company and Goldcorp (now, Newmont) entered into an option agreement regarding the potential development of sulphide operations at Camino Rojo. Pursuant to the option agreement, Newmont will, subject to the applicable sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in the applicable sulphide project. The Royalty excludes revenue on the sale of metals produced from a sulphide project where Newmont has exercised its Sulphide Option.

We maintain a right of first refusal if Newmont elects to sell the Royalty, in whole or in part.

(b)	Cerro Quema Project

The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, in south western Panama, about 45 kilometres southwest of the city of Chitre and about 190 kilometres southwest of Panama City. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching.

In December 2016, we acquired 100% of the Cerro Quema Project by acquiring Pershimco Resources Inc. through the issuance of a combination of Orla common shares and warrants, and the assumption of Pershimco’s long term debt, which we subsequently paid off. We own the mineral rights as well as the surface rights over the current mineral resource areas, proposed mine development areas, and priority drill target areas.

The original 20-year terms for these concessions expired in February and March of 2017. The Company has applied for the prescribed ten-year extension to these concessions as it is entitled to under Panamanian mineral law. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications had been received and that exploration work could continue while the Company awaits renewal of the concessions. As of the date of these financial statements, final concession renewals have not been received. However, we continue to receive ongoing drilling, water use, environmental and other permits, and have paid concession taxes, in the normal course.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Monitor Gold Project

The Monitor Gold Project consists of three separate option agreements consisting of 422 claims covering 3,416 hectares in Nye County, Nevada, USA.

To maintain the options, minimum payments and work commitments are required for each year to 2038. In 2019, these consist of US$50,000 in share issuances (completed in January 2019), US$20,000 in advance royalty payments (completed in March 2019), and US$30,000 in work commitments (completed). For 2020, these payments and work commitments consist of US$40,000 in advance royalty payments, and US$75,000 in work commitments. We expense these property options payments and work commitments as they are incurred.

(d)	Exploration and evaluation assets

Capitalized initial acquisition costs of our active mineral properties are as follows:

	Camino Rojo (Mexico)	Cerro Quema (Panama)	Monitor Gold (USA)	Other	Total
Acquisition costs at historical rates
At December 31, 2018	$54,258	$109,474	$407	$—	$164,139
Additions	—	—	—	—	—
At September 30, 2019	$54,258	$109,474	$407	$—	$164,139

Accumulated foreign exchange on translation
At December 31, 2018	$2,145	$2,976	$22	$—	$5,143
Due to changes in exchange rates	(1,868)	(3,289)	(13)	—	(5,170)
At September 30, 2019	$277	$(313)	$9	$—	$(27)

Acquisition costs
At December 31, 2018	$56,403	$112,450	$429	$—	$169,282
At September 30, 2019	$54,535	$109,161	$416	$—	$164,112

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(e)	Exploration and evaluation expense

Three months ended September 30, 2019	Camino Rojo (Mexico)	Cerro Quema (Panama)	Monitor Gold (USA)	Other	Total
Assays and analysis	$36	$18	$—	$—	$54
Drilling	380	6	—	—	386
Geological and geophysical	332	38	8	—	378
Engineering	246	5	—	—	251
Environmental	175	108	—	—	283
Community and government	1,204	196	—	—	1,400
Land, water use, and claims	1,003	108	106	—	1,217
Project management	50	—	—	—	50
Project review	—	—	—	35	35
Site activities	491	10	—	—	501
Site administration	59	170	—	—	229
	$3,976	$659	$114	$35	$4,784

Nine months ended September 30, 2019	Camino Rojo (Mexico)	Cerro Quema (Panama)	Monitor Gold (USA)	Other	Total
Assays and analysis	$164	$49	$—	$—	$213
Drilling	1,352	6	—	—	1,358
Geological and geophysical	1,005	627	43	—	1,675
Engineering	1,988	5	—	—	1,993
Environmental	598	108	—	—	706
Community and government	1,482	385	—	—	1,867
Land, water use, and claims	3,983	111	208	—	4,302
Project management	174	—	—	—	174
Project review	—	—	—	153	153
Site activities	1,064	618	—	—	1,682
Site administration	469	1,208	2	—	1,679
	$12,279	$3,117	$253	$153	$15,802

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Three months ended September 30, 2018 (restated)	Camino Rojo (Mexico)	Cerro Quema (Panama)	Monitor Gold (USA)	Other	Total
Assays and analysis	$195	$186	$—	$—	$381
Drilling	828	292	—	—	1120
Geological and geophysical	309	466	214	—	989
Engineering	172	—	—	—	172
Environmental	131	—	—	—	131
Community and government	76	210	—	—	286
Land, water use, and claims	2,068	—	86	—	2,154
Project management	63	—	—	—	63
Project review	—	—	—	48	48
Site activities	496	326	53	—	875
Site administration	151	672	—	—	823
	$4,489	$2,152	$353	$48	$7,042

Nine months ended September 30, 2018 (restated)	Camino Rojo (Mexico)	Cerro Quema (Panama)	Monitor Gold (USA)	Other	Total
Assays and analysis	$394	$464	$—	$—	$858
Drilling	1,167	1,098	—	—	2,265
Geological and geophysical	1,224	1,706	348	—	3,278
Engineering	373	—	—	—	373
Environmental	222	—	—	—	222
Community and government	121	688	—	—	809
Land, water use, and claims	4,086	—	126	—	4,212
Project management	170	—	—	—	170
Project review	—	—	—	124	124
Site activities	1,198	1,162	68	—	2,428
Site administration	312	1,729	—	—	2,041
	$9,267	$6,847	$542	$124	$16,780

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

6.	PROPERTY, PLANT, AND EQUIPMENT

	Right-of-use assets: facilities	Equipment	Office equipment	Computer equipment	Vehicles	Total
Cost
At December 31, 2018	$—	$427	$44	$185	$29	$685
Additions (disposals)	116	2	4	6	—	128
Movements in exchange rates	—	(7)	(2)	—	(1)	(10)
At September 30, 2019	$116	$422	$46	$191	$28	$803

Accumulated depreciation
At December 31, 2018	$—	$207	$17	$101	$16	$341
Charged in the year	15	51	3	18	9	96
Movements in exchange rates	—	(2)	—	1	(1)	(2)
At September 30, 2019	$15	$256	$20	$120	$24	$435

Net book value
At December 31, 2018	$—	$220	$27	$84	$13	$344
At September 30, 2019	$101	$166	$26	$71	$4	$368

7.	ACCOUNTS PAYABLE

	September 30, 2019	December 31, 2018
Trade payables	$208	$1,314
Value added taxes payable	24	27
Payroll related liabilities	257	402
	$489	$1,743

8.	LEASES

On May 1, 2019, we entered into a lease of approximately three years in respect of office space. Prior to this agreement, our terms were month-to-month, for which we had elected to expense as incurred.

Upon inception of the lease, we recognized a right-of-use asset of $116,000 with an offsetting lease liability of the same amount.

The lease obligation was calculated using a discount rate of 10% based on fixed payments required under the lease. We deducted initial non-refundable payments totaling $10,000 paid at inception. We expense annual operating and tax payments as incurred and include them within office and administration.

We depreciate the right-of-use asset on a straight-line basis over the term of the lease.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	September 30, 2019	December 31, 2018
Current portion	$30	$—
Long term portion	65	—
	$95	$—

9.	NEWMONT LOAN

	Mexican pesos (thousands)	Mexican pesos (thousands)	Canadian dollars
	Undiscounted	Discounted	(thousands)
At December 31, 2018	121,865	87,917	$6,103
Advances received	97,601	97,601	6,742
Advances received in excess of fair value, credited to exploration expense	—	(24,704)	(1,707)
Change in value during the period	—	15,502	1,071
Foreign exchange	—	—	(375)
At September 30, 2019	219,466	176,316	$11,834

Newmont (previously, Goldcorp) agreed to provide interest-free loans to the Company for all the annual landholding costs on the Camino Rojo project from November 7, 2017 until December 31, 2019. The loans are to be repaid upon declaration of commencement of commercial production of a heap leach operation at the Camino Rojo Project. No further advances in respect of this loan are expected.

At our option, we may repay any amounts owing to Newmont, prior to maturity, in the form of (a) a lump sum cash payment, (b) the issuance of additional common shares of the Company, or (c) a combination of cash and shares, all provided that any issuance of common shares does not result in Newmont holding more than 19.99% of the issued and outstanding number of common shares of the Company.

Because the loan is non-interest bearing, for accounting purposes at date of each advance, we discount the expected payments using a risk-adjusted discount rate and estimated repayment date. A rate of 14.6% was used for the advance received during the quarter. During the nine months ended September 30, 2019, a weighted average discount rate of 14.9% was used for advances received during that period. Amounts received in excess of fair value on the date of the advances are credited to exploration expense.

10.	SHARE CAPITAL

(a)	Warrants

During the nine months ended September 30, 2019, we announced an Early Warrant Exercise Incentive Program, the purpose of which was to encourage the early exercise of the Company’s warrants which are scheduled to expire on July 8, 2021 (the “July 2021 warrants”). Under the incentive program, holders of such warrants were entitled to receive one full new warrant (the "Incentive Warrant") if they exercised their July 2021 warrants prior to July 12, 2019. Each Incentive Warrant is exercisable into one common share of the Company at a price of $1.65 expiring June 12, 2022.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We estimated the issuance date fair value of warrants issued at $1,940,000 using the following assumptions:

Strike price – $1.65, Share price on date of issuance – $1.35, Expected volatility – 45%, Expected life – 2.9 years, Canadian dollar risk free interest rate – 1.5%, Dividends – nil

The following summarizes information about warrants outstanding at September 30, 2019:

Expiry date	Exercise price	Outstanding, December 31, 2018	Issued	Exercised	Outstanding, September 30, 2019
February 15, 2021	$2.35	8,790,600	—	—	8,790,600
July 8, 2021	$0.62	6,737,500	—	(6,167,500)	570,000
June 12, 2022	$1.65	—	5,842,500	—	5,842,500
November 7, 2022	$1.40	3,000,000	—	—	3,000,000
Total number of warrants		18,528,100	5,842,500	(6,167,500)	18,203,100
Weighted average exercise price		$1.57	$1.65	$0.62	$1.91

(b)	Stock options

	2019		2018
Stock options outstanding	Number	Weighted average exercise price	Number	Weighted average exercise price
As at January 1	9,124,005	$1.23	6,276,748	$1.13
Granted	2,199,322	1.08	2,841,505	1.25
Exercised	(337,500)	1.37	(657,000)	0.21
Expired or cancelled	—	—	(337,248)	1.77
As at September 30	10,985,827	$1.19	8,124,005	$1.23

Vested, September 30	7,964,780	$1.20	4,774,677	$1.15

During the nine months ended September 30, 2019, we estimated the grant date fair value of options granted at $1,060,000 using the following weighted average assumptions:

Expected volatility – 49%, Expected life – 5 years, C$ risk free interest rate – 1.5%, Dividends – nil

During the nine months ended September 30, 2018, we estimated the grant date fair value of options granted at $1,606,000 using the following weighted average assumptions:

Expected volatility – 50%, Expected life – 4.8 years, C$ risk free interest rate – 2.0%, Dividends – nil

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The stock options outstanding at September 30, 2019, were as follows:

Expiry date	Exercise price	Remaining life (years)	Number	Number vested
August 22, 2019	$1.39	—	—	—
October 1, 2019	1.48	0.0	66,500	66,500
December 31, 2019	0.15	0.3	225,000	225,000
December 31, 2019	1.25	0.3	176,991	176,991
December 31, 2019	1.39	0.3	600,000	600,000
November 27, 2020	0.15	1.2	550,000	550,000
December 3, 2020	0.81	1.2	76,000	76,000
June 23, 2022	1.39	2.7	3,465,000	3,465,000
May 31, 2023	1.25	3.7	1,050,000	700,000
June 27, 2023	1.25	3.7	1,427,014	938,848
September 10, 2023	1.25	3.9	150,000	100,000
November 13, 2023	1.30	4.1	1,000,000	333,334
March 29, 2024	1.06	4.5	1,978,660	659,553
May 15, 2024	1.00	4.6	117,450	39,150
August 13, 2024	1.65	4.9	103,212	34,404
Total number of stock options			10,985,827	7,964,780

Subsequent to the reporting period, 19,500 of the October 1, 2019 options were exercised. The remaining 47,500 expired unexercised.

(c)	Restricted Share Units (“RSUs”)

		Number vesting or settling in the year
RSUs outstanding:	Number	2019	2020	2021	2022
Outstanding, January 1, 2019	368,000	202,667	82,667	82,666	—
Settled	(202,667)	(202,667)	—	—	—
Awarded	849,639	—	283,214	283,214	283,211
Outstanding, September 30, 2019	1,014,972	—	365,881	365,880	283,211

(d)	Deferred Share Units (“DSUs”)

DSUs outstanding:	Number
Outstanding, January 1, 2019	180,000
Awarded	328,780
Outstanding, September 30, 2019	508,780

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(e)	Bonus shares

(i)	Non-executive Chairman bonus shares

During 2017, the Board of Directors awarded 500,000 common shares to the non-executive Chairman of the Company as bonus shares. The bonus shares are subject to a vesting period from June 19, 2017 to June 18, 2020 (the “Eligibility Period”). If the non-executive Chairman ceases to be the director of the Company before the Eligibility Period ends, the bonus shares will be forfeited. The bonus shares will become issuable (1) after the Eligibility Period on the date that the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

We estimated the fair value of the bonus shares ($655,000) based on the market price of the common shares at the date of Board approval. Accordingly, we are recognizing this award date fair value in share-based payments expense on a straight-line basis over the Eligibility Period.

(ii)	Chief Executive Officer bonus shares

On November 13, 2018, the Board of Directors awarded 1,000,000 bonus shares to the incoming Chief Executive Officer of the Company. The bonus shares vest in four tranches of 250,000 bonus shares each, issuable upon the achievement of certain share price thresholds particular to each tranche. We estimated that these market condition tranches would vest in various periods from December 2019 to March 2022. Accordingly, we are recognizing the award date fair value ($537,000) in share payments expense over these periods.

11.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship

Key management personnel (“KMP”)	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, and members of the Board of Directors of the Company.

Quantum Advisory Partners LLP (“Quantum”)

Registered limited liability partnership, of which Paul Robertson, the former Chief Financial Officer of the Company, is an incorporated partner.

The Company did not employ Mr. Robertson directly, and he provided services as Chief Financial Officer pursuant to a professional services agreement with Quantum.

Besides providing the services of Mr. Robertson, Quantum provided bookkeeping and accounting services to the Company at agreed monthly quantities and rates, with additional charges for excess usage. Pricing is at normal commercial terms, with prices negotiated annually.

Quantum ceased to be a related party on April 30, 2018.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Short term incentive plans
Salaries, management fees, consulting fees	$412	$392	$1,256	$750
Directors’ fees	59	43	151	128
	471	435	1,407	878
Share based payments	695	959	2,394	2,695
Total	$1,166	$1,394	$3,801	$3,573

The Company has agreed to making severance payments amounting to approximately $3,300,000 (December 31, 2018 – $3,225,000) to certain officers and management in the event of a change in control. As the likelihood of these events taking place is not determinable, we have not reflected such amounts in these financial statements.

(b)	Transactions

Compensation to key management personnel, above, includes the following:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Quantum – management services	$—	$—	$—	$71

The Company had no other material transactions with related parties other than key management personnel during the three and nine months ended September 30, 2019 and 2018.

(c)	Outstanding balances at the Reporting Date

No related party amounts were receivable or payable at September 30, 2019 (December 31, 2018 – $nil).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

12.	SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing and financing activities of the Company include the following:

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Shares issued for debt settlement	$—	$—	$—	$207
Exercise of stock options, credited to shared capital with an offset to reserves	434	197	434	197
Exercise of warrants, credited to share capital with an offset to reserves	1,856	—	2,042	18
Issuance of warrants, charged to share capital with an offset to reserves	1,940	—	1,940	—
Issuance of common shares upon maturity of RSUs, credited to share capital with an offset to reserves	7	—	222	—
Initial recognition of right of use asset with an offset to lease liability	—	—	106	—

13.	SEGMENT INFORMATION

(a)	Reportable segments

The operating segments of the Company are based on the reports which the chief operating decision maker (“CODM”) reviews in making strategic resource allocation decisions. These operating segments are the Panamanian projects, the Mexican projects, and the corporate office. The projects are each managed by a dedicated General Manager and management team. Additionally, the corporate office oversees the plans and activities of early stage exploration projects, such as the Monitor Gold project.

None of these segments as yet generate revenue from external customers, and each of the projects are focused on the exploration and evaluation of mineral properties.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, the United States, and Canada.

	Mexico	Panama	USA	Canada	Total
At September 30, 2019
Restricted cash	$—	$596	$—	$69	$665
Property, plant, and equipment	178	55	—	135	368
Exploration and evaluation assets	54,535	109,161	416	—	164,112

At December 31, 2018
Restricted cash	$—	$205	$—	$—	$205
Property, plant, and equipment	193	117	—	34	344
Exploration and evaluation assets	56,403	112,450	429	—	169,282

Details of exploration and evaluation expenses by geographic segment are presented in note 5(d) above.

14.	CAPITAL MANAGEMENT

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of our mineral properties and to maintain a flexible capital structure. In the management of capital, we include long term loans and share capital.

During the three and nine months ended September 30, 2019, there were no changes to our policy for capital management during the year.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, acquire or dispose of assets, issue debt, or adjust the amount of cash and short-term investments. In order to maximize ongoing development efforts, we do not currently pay dividends. The Company and its subsidiaries are not subject to any externally imposed capital requirements.

Loan advances from Newmont are typically used within a few weeks of receipt to pay land holding costs pursuant to the agreement governing these advances.

Our investment policy is to invest the Company’s excess cash in low risk financial instruments such as term deposits and higher yield savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and is able to marginally increase these resources through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Our ability to carry out our long-range strategic objectives in future years depends on our ability to raise financing from lenders, shareholders and other investors. We continue to regularly review and consider financing alternatives to fund the Company’s ongoing exploration and development activities.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

15.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. We have no financial assets or liabilities included in Level 3 of the hierarchy.

At September 30, 2019, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value
Financial assets
Cash	FVTPL	$5,133	$5,133	$—	$—	$5,133
Restricted cash	FVTPL	466	466	—	—	466
Accounts receivable	Amortized cost	48	—	48	—	48
Reclamation deposits	Amortized cost	199	—	199	—	199
		$5,846	5,599	$247	$—	$5,846

Financial liabilities
Trade payables	Amortized cost	$208	$—	$208	$—	$208
Lease obligations	Amortized cost	95	—	95	—	95
Newmont loan	Amortized cost	11,834	—	11,834	—	11,834
		$12,137	$—	$12,137	$—	$12,137

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2018, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value
Financial assets
Cash	FVTPL	$16,686	$16,686	$—	$—	$16,686
Accounts receivable	Amortized cost	385	—	385	—	385
Reclamation deposits	Amortized cost	205	—	205	—	205
		$17,276	16,686	$590	$—	$17,276

Financial liabilities
Trade payables	Amortized cost	$1,341	$—	$1,341	$—	$1,341
Newmont loan	Amortized cost	6,103	—	6,103	—	6,103
		$7,444	$—	$7,444	$—	$7,444

Our policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period. As at September 30, 2019, we had no financial assets or financial liabilities which we measured at fair value on a non-recurring basis.

(b)	Financial Risk Management

(i)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to financial instruments fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to cash and reclamation deposits.

Our cash is held at large Canadian financial institutions in interest bearing accounts. Our reclamation deposits are held with large banks in the countries where the authorities have required such deposits. We believe that the credit risk related to our cash and reclamation deposits is negligible.

Our accounts receivable primarily consist of advances to employees, vendors and suppliers and may be subject to notable credit and performance risk; however, these balances are not material.

The Company’s maximum exposure to credit risk is the carrying value of cash, accounts receivable, and reclamation deposits.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities.

At September 30, 2019, our financial liabilities had expected maturity dates as follows:

	Fair value	Total contractual cash flows	Less than 3 months	Between 3 months and 1 year	Between 1 year and 3 years	More than 3 years
Trade payables	$208	$208	$208	$—	$—	$—
Lease obligations	95	109	10	31	68	—
Newmont loan	11,834	14,731	—	—	14,731	—
	$12,137	$15,048	$218	$31	$14,799	$—

We manage liquidity by anticipating and maintaining adequate cash balances to meet liabilities as they become due. We review cash forecasts on a regular basis to determine whether the Company will have sufficient cash to meet future working capital needs.

(iii)	Market risk

Market risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. The significant market risks to which the Company’s financial instruments are exposed are currency risk and interest rate risk.

(A)	Currency risk

The Company is exposed to currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. We have not entered into any foreign currency contracts or similar arrangements to mitigate this risk; however, we may do so in the future.

Our financial instruments are held in Canadian dollars (“C$”), US dollars (“US$”), and Mexican pesos (“MXN”). As such, our US- and Mexican-currency accounts and balances are subject to fluctuation against the Canadian dollar. These foreign currency financial instruments were denominated in the following currencies as at September 30, 2019:

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	US dollars (thousands)		Mexican pesos (thousands)
Cash	US$	776	MXN	8,558
Restricted cash		300		—
Accounts receivable		5		612
Reclamation deposits		150		—
Trade payables		(13)		(852)
Newmont loan		—		(176,316)
Total foreign currency	US$	1,218	MXN	(167,998)
Exchange rate		1.3243		0.0671
Equivalent Canadian dollars	C$	1,613	C$	(11,276)

Based on the above net exposures as at September 30, 2019, and assuming all other variables remain constant:

•	a 10% appreciation of the US dollar against the Canadian dollar would decrease loss by $120,000 and

•	a 10% appreciation of the Mexican peso against the Canadian dollar would increase loss by $2,563,000.

(B)	Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our cash and our reclamation deposits are held mainly in saving accounts and term deposits and therefore there is currently minimal interest rate risk. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values compared to carrying value.

The Company’s interest rate risk arises principally from the changes in interest rates related to term deposits where our cash and reclamation deposits are held. A one percent change increase in interest rates would result in a decrease of approximately $68,000 in the Company’s loss for the nine months ended September 30, 2019.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

16.	EVENTS AFTER THE REPORTING PERIOD

(a)	Project Finance Facility

Subsequent to the reporting period, on October 21, 2019, we entered into a Commitment Letter with a syndicate of lenders for a secured project finance facility (the “Facility”) of up to US$125 million. In connection with the Commitment Letter, certain members of the syndicate have collectively committed to provide an initial tranche of US$25 million which the Company may draw prior to final syndication, completion of definitive documentation relating to the Facility, and final receipt of required mine permits. This initial advance will allow the Company to order long lead items to maintain an efficient construction schedule.

Key terms of the Facility will include:

•	Term of 5.0 years;
•	Up to US$125 million, with an early drawdown option:
o	US$25 million is committed and, subject to satisfaction of certain conditions precedent, will be available for drawdown prior to Closing at Orla’s option.
o	Two subsequent tranches of US$50 million each, available for drawdown upon Closing and after satisfaction of conditions precedent, including the receipt of key permits required for the development of Camino Rojo;
•	Interest rate of 8.8% per annum;
•	32.5 million common share purchase warrants to be issued to the lenders on Closing, with an exercise price of C$3.00 per warrant, and a 7-year term;
•	Principal repayment at maturity with no scheduled amortization: Orla can prepay the loan, in full or in part, at any time during the term, without penalty, with cash flow from operations;
•	No mandatory hedging, production payments, offtake, streams, or royalties required.